J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

November 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Crotty

Re:	Berkeley Lights, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Berkeley Lights, Inc. (the “Registrant”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on November 18, 2020, at 4:30 PM, Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its outside counsel, Latham & Watkins LLP, may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Cowen and Company, LLC

As representatives of the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Chirag D. Surti
Name: Chirag D. Surti
Title: Vice President

Cowen and Company, LLC

By:	/s/ E. James Streator, III
Name: E. James Streator, III
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]